FILED BY BUILDERS FIRSTSOURCE, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BMC STOCK HOLDINGS, INC.

COMMISSION FILE NO. 001-36050

All Team Member “Who-What-Why-Where-When-How” Questions

Overview

Please see below some responses to anticipated questions regarding our merger with BMC Stock Holdings, Inc. and its impact on Builders FirstSource’s business which can be shared publicly. This generalized explainer can be shared with Builders FirstSource’s entire team member base via email or be posted on Builders FirstSource’s intranet.

WHO

Q.	Who is BMC?

A.

With $3.6 billion in 2019 net sales, BMC is one of the nation’s leading providers of diversified building materials and solutions to new construction builders and professional remodelers in the U.S. Headquartered in Raleigh, North Carolina, the Company’s comprehensive portfolio of products and services spans building materials, including millwork and structural component manufacturing capabilities, consultative showrooms and design centers, value-added installation management and an innovative eBusiness platform. BMC serves 45 metropolitan areas across 18 states, principally in the South and West regions.

WHAT

Q.	What exactly is happening?

A.

On August 27, 2020, Builders FirstSource and BMC announced that they have entered into a definitive merger agreement. This means that the two companies anticipate that they will combine in an all-stock merger transaction to create the nation’s premier supplier of building materials and services. The transaction is expected to close in late 2020 or early 2021, subject to the approval of shareholders of both Builders FirstSource and BMC and customary closing conditions, among other things.

Q.	Who will lead the combined company?

A.

After a 90-day transition period following the completion of the merger transaction, Chad Crow, current Chief Executive Officer of Builders FirstSource, will retire as previously announced and be succeeded as Chief Executive Officer of the combined company by Dave Flitman, current Chief Executive Officer of BMC.

Peter Jackson, Chief Financial Officer of Builders FirstSource, will serve as Chief Financial Officer of the combined company. Dave Rush, Chief Operating Officer of Builders FirstSource’s East Region and former Senior Integration Leader of the ProBuild Acquisition, together with Jim Major, Chief Financial Officer of BMC, will lead the integration of the combined company. Other key members of both the Builders FirstSource and BMC senior teams will hold positions in the combined organization.

Additionally, the combined company’s Board of Directors will consist of 12 directors, comprised of seven members from the Builders FirstSource Board of Directors and five members from the BMC Board of Directors. Paul S. Levy, current Chairman of the Board of Builders FirstSource, will serve as Chairman of the Board of Directors of the combined company.

Q.	Will the name of the company change?

A.	No, after the transaction has closed, the name of the company will remain Builders FirstSource.

WHY

Q.	Why did Builders FirstSource decide to merge with BMC? What are the benefits of the transaction?

A.

This is a strategic merger that presents a transformational opportunity to unite two outstanding and complementary companies, creating the nation’s premier supplier of building materials and services. The transaction expands both Builders FirstSource’s geographic reach and its portfolio of value-added offerings, enabling us to continue to accelerate our customer-centric growth strategy. Together with BMC, the combined company will be able to deliver a full suite of products, services and solutions nationally with over $11 billion in sales. There are further compelling financial benefits to this combination, positioning the combined company to have a strong financial profile. Builders FirstSource expects the transaction to prove an exciting step for both companies’ shareholders, associates, customers, and other stakeholders.

WHERE

Q.	Will headquarters change?

A.	No. The combined company will be headquartered in Dallas, TX, while maintaining key functional corporate centers of excellence in both Raleigh, NC and Denver, CO.

Q.	Will team members need to relocated?

A.	Opportunities for team member relocation will be determined following the close of the transaction.

WHEN

Q.	When will this transaction close?

A.

The transaction is expected to close in late 2020 or early 2021, subject to, among other things, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as other customary closing conditions. The transaction also requires the approval of shareholders of both Builders FirstSource and BMC.

Q.	What is the timeline for full integration?

A.	The full integration will take about three years to complete.

HOW

Q.	Will there be any disruption on the day-to-day business of Builders FirstSource?

A.	There will be no disruption to the day-to-day business of Builders FirstSource. Please remained focused on continuing to provide high-level customer service.

Q.	Do you expect changes to the way Builders FirstSource is managed?

A.

Because both companies are publicly traded we need to manage both companies independently until the merger has closed, which is expected to occur in late 2020 or early 2021. We will be in a better position to inform you on any organizational updates at that time.

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Builders FirstSource, Inc. (“Builders FirstSource”) and BMC Stock Holdings, Inc. (“BMC”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of Builders FirstSource and BMC and on local, national and global economies, the growth strategies of Builders FirstSource and BMC, fluctuations of commodity prices and prices of the products of Builders FirstSource and BMC as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither Builders FirstSource nor BMC may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between Builders FirstSource and BMC include, but are not limited to: statements about the benefits of the proposed business combination between Builders FirstSource and BMC, including future financial and operating results; the plans, objectives, expectations and intentions of Builders FirstSource and BMC; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to Builders FirstSource and BMC and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between Builders FirstSource and BMC, these factors could include, but are not limited to: the risk that Builders FirstSource and BMC may be unable to obtain governmental and regulatory approvals required for the business combination, or that required governmental and regulatory approvals may delay the business combination or result in the imposition of conditions that could reduce the anticipated benefits from the proposed business combination or cause the parties to abandon the proposed business combination; the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of Builders FirstSource and BMC on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of Builders FirstSource and BMC to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to Builders FirstSource and BMC is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond Builders FirstSource’s or BMC’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Furthermore, neither Builders FirstSource nor BMC undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of Builders FirstSource or of the common stock of BMC for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of Builders FirstSource or BMC, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning Builders FirstSource, BMC, the proposed business combination, the combined company or other matters and attributable to Builders FirstSource, BMC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for Builders FirstSource’s and BMC’s respective stockholders (the “Joint Proxy Statement”). Each of Builders FirstSource and BMC will send the Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that Builders FirstSource or BMC may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BUILDERS FIRSTSOURCE AND BMC ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT BUILDERS FIRSTSOURCE, BMC, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of Builders FirstSource and BMC will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about Builders FirstSource and BMC once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Builders FirstSource and BMC make available free of charge at investors.bldr.com and ir.buildwithbmc.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

Builders FirstSource, BMC, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Builders FirstSource and BMC in connection with the proposed business combination.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials to be filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Builders FirstSource or BMC as described above.

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